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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LANTRONIX INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
516548104
(CUSIP Number)
DECEMBER 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	516548104

1	NAMES OF REPORTING PERSONS Empire Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,014,641

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,014,641

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,014,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	516548104

1	NAMES OF REPORTING PERSONS Empire GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,014,641

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,014,641

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,014,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	516548104

1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,215,539

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,215,539

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,215,539

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	516548104

1	NAMES OF REPORTING PERSONS Scott A. Fine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,230,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

6,230,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,230,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	516548104

1	NAMES OF REPORTING PERSONS Peter J. Richards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,230,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

6,230,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,230,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	516548104
Item 1(a). Name of Issuer:
The name of the issuer is LANTRONIX INC.(the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
The Company’s principal executive offices are located at 15353 Barranca Parkway, Irvine, CA 92618.
Item 2(a). Name of Person Filing:
This statement is filed by:
(i)	Empire Capital Partners, L.P., a Delaware limited partnership (“Empire Capital”), with respect to the shares of Common Stock and/or Options (as defined below) directly owned by it;
(ii)	Empire GP, L.L.C., a Delaware limited liability company (“Empire GP”), with respect to the shares of Common Stock and/or Options directly owned by Empire Capital;
(iii)	Empire Capital Management, L.L.C., a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock and/or Options directly owned by Empire Capital Partners, Ltd. (the “Empire Overseas Fund”), Charter Oak Partners, L.P. and Charter Oak Partners II, L.P. (the “Charter Oak Funds”);
(iv)	Mr. Scott A. Fine (“Mr. Fine”) with respect to the shares of Common Stock and/or Options directly owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds;
(v)	Mr. Peter J. Richards (“Mr. Richards”) with respect to the shares of Common Stock and/or Options directly owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No.	516548104
Item 2(c). Citizenship:
Empire Capital is a limited partnership organized under the laws of the State of Delaware. Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.
Item 2(d). Title of Class of Securities:
Common Stock (the “Common Stock”)
Item 2(e). CUSIP Number: 516548104
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 13d-1(c), check this box: ☑

CUSIP No.	516548104
Item 4. Ownership.
A. Empire Capital Partners, L.P. and Empire GP, L.L.C.
(a) Amount beneficially owned: 3,014,641
(b) Percent of class: 5.0%
The percentages used herein and in the rest of Item 4 are calculated based upon the 60,497,876 shares of Common Stock issued and outstanding as of October 30, 2008 as reflected in the Company’s Form 10-K filed on November 4, 2009.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,014,641
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,014,641
Empire Capital has the power to dispose of and the power to vote the shares of Common Stock and/or Options beneficially owned by it, which power may be exercised by its general partner, Empire GP. Empire GP does not directly own any shares of Common Stock and/or Options. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.
B. Empire Management
(a) Amount beneficially owned: 3,215,359
(b) Percent of class: 5.4%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,215,359
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,215,359
The Empire Overseas Fund and the Charter Oak Funds each have the power to dispose of and the power to vote the shares of Common Stock and/or Options beneficially owned by them, which power may be exercised by their investment manager, Empire Management. Empire Management does not directly own any shares of Common Stock and/or Options. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund and the Charter Oak Funds.
C. Scott A. Fine and Peter J. Richards
(a) Amount beneficially owned: 6,230,000
(b) Percent of class: 10.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,230,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 6,230,000
Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock and/or Options. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds.

CUSIP No.	516548104
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock and/or Options. Empire Management, the investment manager of the Empire Overseas Fund has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock and/or Options. Empire Management, pursuant to investment management agreements with Charter Oak and Charter Oak II, has the power to dispose of the proceeds from the sale of the Common Stock and/or Options with respect to those assets of the Charter Oak Funds under its discretion. Messrs. Fine and Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	516548104
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: February 13, 2009

By:	/s/ Scott A. Fine
Scott A. Fine, individually, and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

By:	/s/ Peter J. Richards
Peter J. Richards, individually, and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.